Exhibit 12.1
Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(dollars in thousands)

	Six months ended June 30,		For the year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Fixed Charges:

Interest expense	$32,865	$28,569	$56,119	$44,648	$36,762	$30,765	$43,229
Estimated interest within rent expense	13,638	11,692	23,669	21,348	17,202	8,023	14,100
Capitalized interest	663	725	1,720	836	1,311	858	897

Total Fixed Charges	$47,166	$40,986	$81,508	$66,832	$55,275	$39,646	$58,226

Earnings:

Pretax income	75,021	51,456	108,407	47,952	113,072	107,282	89,422
Add:
Fixed charges	47,166	40,986	81,508	66,832	55,275	39,646	58,226
Less:
Capitalized interest	(663)	(725)	(1,720)	(836)	(1,311)	(858)	(897)

Total Earnings	121,524	91,717	188,195	113,948	167,036	146,070	146,751

Ratio of Earnings to Fixed Charges	2.6	2.2	2.3	1.7	3.0	3.7	2.5